Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

February 1, 2011

By Fax and Edgar

II. Christopher Owings
Assistant Director
Securities and Exchange Commission
Fax: 202-772-9349

Re:	Top Gear, Inc.
Registration Statement on Form S-1
Originally Filed on July 12, 2010
File No. 333-168066

Dear Mr. Owings:

Thank you for advising us that the Commission has reviewed the above-referenced registration statement (the “Registration Statement”) of Top Gear, Inc. (the “Company”).  The Company hereby requests acceleration of the effective date of the Registration Statement to February 3, 2011 at 11:00 a.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Steve Kronengold, at (718) 360-5351.

Sincerely,

/s/ Omri Amos Shalom
Omri Amos Shalom,
President, Treasurer and Director
Top Gear, Inc.

VIA EDGAR

cc:	Angie Kim, Staff Attorney
Securities and Exchange Commission,
Division of Corporation Finance - Edgar

Steve Kronengold
SRK Law Offices
Fax: 011 972 8-936-6000